

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2015

Via E-mail
James L. Robo
Chief Executive Officer
NextEra Energy, Inc.
700 Universe Boulevard
Juno Beach, Florida 33408

> **Re:** **NextEra Energy, Inc.**
> **Registration Statement on Form S-4**
> **Filed January 8, 2015**
> **File No. 333-201397**

Dear Mr. Robo:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that immediately prior to the merger, HEI will distribute to its shareholders all issued and outstanding shares of common stock of ASB Hawaii. Please provide us with a detailed analysis addressing how HEI will comply with its obligations under Section 5 of the Securities Act with respect to the distribution of ASB Hawaii's common stock. Please refer to Staff Legal Bulletin 4 (September 16, 1997) for guidance. In this regard, we note your reference to a registration statement on Form 10 that will be filed by ASB Hawaii on page 52.

The Merger, page 30

Background of the Merger, page 30

2. We note your indication that "Mr. Ajello noted the importance that the HEI board placed on the potential transaction." Please elaborate upon this statement to explain why the HEI board placed importance on this transaction.

3. Please tell us why HEI believed that a spin-off of ASB to HEI's shareholders presented "lower execution risk and would have greater certainty of completion" than a sale of ASB.

4. We note that on July 21, 2014, September 5, 2014, October 20, 2014 and November 18, 2014, representatives of J.P. Morgan, Skadden and HEI's board contemplated contacting third parties to inquire about alternative strategic transactions. Please tell us the "benefits and risks" that each party considered and the reasons why the HEI board concluded that the likelihood of obtaining a superior proposal was low and therefore did not consider soliciting additional bids.

U.S. Federal Income Tax Consequences of the Merger and the Special Cash Dividend, page 50

5. It does not appear that counsel intends to provide an opinion regarding the tax consequences of the special cash dividend. If true, please clearly state as much in your disclosure, here and in the "Question and Answer" and "Summary" sections. Please also revise your disclosure in the "Question and Answer" and "Summary" section to clearly state the tax consequences of the special cash dividend.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director